Filed by First State Bancorporation Pursuant to
Rule 425 of the Securities Act of 1933
Subject Company: First Community Industrial Bank, a subsidiary of
                                Washington Mutual, Inc.
Commission File No. 001-14667

The following slides were presented at an audio-video conference call held on May 24, 2002, 10:00 A.M. Mountain Daylight Time, by Michael R. Stanford, First State Bancorporation's President and Chief Executive Officer, H. Patrick Dee, First State Bancorporation's Executive Vice President and Chief Operating Officer, and Brian C. Reinhardt, First State Bancorporation's Executive Vice President and Chief Financial Officer, in connection with the announcement of the proposed acquisition by First State Bancorporation of First Community Industrial Bank, a subsidiary of Washington Mutual, Inc.

TRANSACTION RATIONALE

First State Geographic Footprint (Pro forma for FCIB)

WYOMING
NEBRASKA
NEVADA
UTAH
COLORADO
KANSAS
CALIFORNIA
OKLAHOMA
ARIZONA
NEW MEXICO
TEXAS
Ogden
Salt Lake City
Fort Collins
Longmont
Denver
Colorado Springs
Questa
Taos
Santa Fe
Albuquerque
Belen
Phoenix
100 MI.
200 MI.
400 MI.
First State Bancorporation
First Community Industrial Bank

FIRST STATE BANK

8

TRANSACTION RATIONALE

Denver, Colorado - MSA

Rank	Holding Company	Deposits	% of Total	Cumulative Market Share %	Branches	Type
1	Wells Fargo & Co.	5,932,883	20.84	20.84	70	Bank
2	U.S. Bancorp	4,268,543	14.99	35.83	59	Bank
3	Firstbank Hldg Co. of Colorado	3,330,906	11.70	47.53	114	Bank
4	Golden West Financial	2,137,110	7.51	55.03	59	Thrift
5	Commercial Federal Corp.	1,840,704	6.46	61.50	38	Thrift
6	Bank One Corp.	1,760,130	6.18	67.68	30	Bank
7	Guaranty Corporation	877,423	3.08	70.76	11	Bank
8	Zions Bancorp.	590,560	2.07	72.84	19	Bank
9	Compass Bancshares Inc.	547,277	1.92	74.76	20	Bank
10	KeyCorp	468,147	1.64	76.40	34	Bank
11	CoBiz Inc.	414,624	1.46	77.86	6	Bank
12	Liberty Capital Inc.	380,835	1.34	79.20	13	Thrift
13	Citywide Banks of Colorado Inc	379,719	1.33	80.53	7	Bank
14	Union Bankshares Ltd.	350,838	1.23	81.76	8	Bank
15	Community First Bankshares	337,249	1.18	82.95	12	Bank
27	**First Community Industrial Bk**	**91,036**	**0.32**	**88.57**	**3**	**Bank**
	Top 15	**23,617,063**	**82.9**		**500**	
	Other (16-58)	**4,854,352**	**17.1**		**148**	
	Total (1-58)	**28,471,320**	**100.0**		**648**	

Salt Lake City, Utah - MSA

Rank	Holding Company	Deposits	% of Total	Cumulative Market Share %	Branches	Type
1	Wells Fargo & Co.	3,168,346	29.85	29.85	109	Bank
2	Zions Bancorp.	2,804,537	26.42	56.27	72	Bank
3	Bank One Corp.	980,553	9.24	65.51	27	Bank
4	U.S. Bancorp	593,383	5.65	71.15	28	Bank
5	KeyCorp	506,725	4.77	75.93	32	Bank
6	Leucadia National Corp.	442,440	4.17	80.09	5	Bank
7	Washington Mutual Inc.	356,122	3.36	83.45	27	Thrift
8	Barnes Bancorporation	355,053	3.34	86.79	6	Bank
9	BOU Bancorp Inc.	289,217	2.72	89.52	11	Bank
10	Washington Federal Inc.	179,713	1.69	91.21	9	Thrift
11	FNB Bancorp	130,385	1.23	92.45	7	Bank
12	Brighton Bancorp	116,614	1.10	93.54	5	Bank
13	American Investment Financial	111,115	1.05	94.59	2	Bank
14	Republic Bank	89,523	0.84	95.43	1	Bank
15	Community First Bankshares	73,865	0.70	96.13	5	Bank
22	**First Community Industrial Bk**	**30,434**	**0.29**	**99.21**	**3**	**Bank**
	Top 15	**10,201,283**	**96.1**		**346**	
	Other (16-35)	**410,782**	**3.9**		**33**	
	Total (1-35)	**10,611,365**	**100.0**		**379**	

Source: SNL Branch Migration DataSource v4.0

Pending Ownership, including Bank, Thrift and SB Branches as of 6/30/01.

Special purpose depository institutions are excluded from the calculation of Salt Lake City market share.

9

1ST FIRST STATE BANK

TRANSACTION RATIONALE

Institution	Territory	# of Branches	Rank	Market Share %	Deposits ($000)	Total Deposits In Market	% Controlled by Top 5
First State Bancorp	New Mexico (State)	21	6	3.87	$590,119	$15,231,846	52.22
First State Bancorp	Albuquerque, NM (MSA)	13	5	6.80	385,545	5,674,117	83.40
First Community Industrial Bank	*Colorado (State)*	*6*	*33*	*0.38*	*192,993*	*52,408,454*	*51.84*
First Community Industrial Bank	*Utah (State)*	*3*	*38*	*0.18*	*30,891*	*16,735,103*	*73.31*
First Community Industrial Bank	*Denver, CO (MSA)*	*3*	*27*	*0.32*	*91,036*	*28,471,920*	*61.50*
First Community Industrial Bank	*Salt Lake City, UT (MSA)*	*3*	*22*	*0.29*	*30,891*	*10,614,965*	*75.93*

Source: SNL Branch Migration DataSource v4.0

Pending Ownership, including Bank, Thrift and SB Branches as of 6/30/01. Special purpose depository institutions are excluded from the market share rankings.

MSA is defined as the metropolitan statistical area.

10

1st FIRST STATE BANK

OVERVIEW OF FIRST COMMUNITY INDUSTRIAL BANK

BALANCE SHEET - SNAPSHOT

	As of March 31, 2002 (a)
Assets	
Cash and balances due from depository institutions	$4,573
Securities Available-for-sale	8,000
Loans and Leases:	
Loans and leases, net of unearned income	363,167
Allowance for loan and leases	3,172
Net Loans	359,995
Premises and fixed assets	178
Other real estate owned	2,618
Other assets	3,698
Total Assets	**$379,062**
Liabilities	
Total deposits	$241,999
Other borrowed money	100,000
Other liabilities	9,417
Total Liabilities	**$351,416**
Total Equity Capital	**$27,646**
Total Liabilities plus Equity Capital	**$379,062**

(a) Pro forma for $37.5 million dividend of excess capital.

INCOME STATEMENT - SNAPSHOT

	Estimated Annualized Income (a)
Total Interest Income	$32,526
Total Interest Expense	14,819
Net interest income	17,707
Provision for loan and lease losses	1,675
Total Noninterest Income	46
Salaries and employee benefits	4,007
Expenses of premises and fixed assets	849
Other noninterest expense	1,901
Total Noninterest Expense	6,757
Income before taxes	9,321
Income taxes	3,541
Net Income	**$5,780**

(a) After consideration of the earnings impact of the dividend of excess capital.

13

1st FIRST STATE BANK

FINANCIAL PROJECTIONS AND PRO-FORMA INFORMATION

(Dollars in millions)

	3/31/02 FSNM	3/31/02 FCIB	Estimated 12/31/02 Pro Forma
Assets	$819.6	$416.6	$1,300.0
Loans	564.6	363.2	968.0
Allowance for Loan Loss	7.4	3.2	12.0
Intangible Assets	0.4	0.0	38.0
Total Deposits	695.0	242.0	997.0
Trust Preferred Securities	7.5	0.0	27.5

Note: The Company expects to remain well capitalized under all regulatory guidelines.

18

1ST FIRST STATE BANK

FINANCIAL PROJECTIONS AND PRO-FORMA INFORMATION

First State Bancorporation – Deposit Portfolio

Regular savings
6.7%
Non-interest
bearing
19.8%
Moneymarket
savings
10.1%
Interest-bearing
demand
21.1%
Certificates of
deposits
42.2%

Pro Forma – Deposit Portfolio

Regular savings
5.0%
Non-interest
bearing
14.7%
Moneymarket
savings
13.1%
Interest-bearing
demand
15.7%
Certificates of
deposits
51.4%

First State Deposit Portfolio ($000)		% of Portfolio	Est. Cost
Non-interest bearing	$135,798	19.8%	0.00%
Interest-bearing demand	144,727	21.1%	1.35%
Certificates of deposits	288,825	42.2%	5.39%
Money market savings	69,451	10.1%	2.83%
Regular savings	46,219	6.7%	2.27%
Total Deposits	$685,020	100.0%	3.85%

Pro Forma Deposit Portfolio ($000)		% of Portfolio	Est. Cost
Non-interest bearing	$135,798	14.7%	-
Interest-bearing demand	144,780	15.7%	1.35%
Certificates of deposits	474,477	51.4%	5.68%
Money market savings	121,019	13.1%	2.84%
Regular savings	46,219	5.0%	2.27%
Total Deposits	$922,293	100.0%	4.30%

Source: FDIC financial dated 12/31/01

FIRST STATE BANK

21

          IN CONNECTION WITH THE ISSUANCE OF EQUITY SECURITIES TO FINANCE THE PROPOSED TRANSACTION, FIRST STATE WILL FILE A PROSPECTUS WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION"). INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE PROSPECTUS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY FIRST STATE WITH THE COMMISSION AT THE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV. FREE COPIES OF FIRST STATE'S FILINGS MAY BE OBTAINED BY DIRECTING A REQUEST TO FIRST STATE BANCORPORATION, ATTENTION-CHIEF FINANCIAL OFFICER, 7900 JEFFERSON, NE, ALBUQUERQUE, NM 87109; (505) 241-7598.

          This transcript includes forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The discussions regarding completion of the transaction and future growth of the franchise include forward-looking statements. Other forward-looking statements can be identified by the use of forward-looking words such as "believes," "expects," "may," "will," "should," "seeks," "approximately," "intends," "plans," "estimates," or "anticipates" or the negative of those words or other comparable terminology. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statement. Some factors include fluctuations in interest rates, inflation, government regulations, loss of key personnel, faster or slower than anticipated growth, economic conditions, changes in the Company's ability to raise capital in the equity and debt market, competition's responses to the Company's marketing strategy, and competition in the geographic and business areas in which we conduct our operations.

          First State's news releases are available through the Investor Relations section of First State's website at www.fsbnm.com.

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